Selga Inc.

3201 Henderson Mill Rd Apt 27D

Atlanta GA 30341

May 10, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Selga Inc. Amendment No. 2 to

Registration Statement on Form S-1 filed May 3, 2010

Filing No. 333-165091

Dear: Catherine T. Brown

In response to your letter dated May 6, 2010 which included comments regarding our Amendment No. 2 to Registration Statement on Form S-1 filed May 3, 2010, we have prepared the following responses:

Prospectus Summary, page 5

Comment: 1

Please revise to consistently refer to Selga Auto LLC. For example, in the third paragraph under this heading there are four references to Selga LLC. In addition, in the second paragraph under heading “Agreement with Selga Auto LLC” on page 19, there are three referensec to Selga LLC and one to “the Corporation”. We also note three references to Selga LLC under the heading “Certain Relationships and Related Transactions” on page 22. For clarity, please revise to change references to “Selga LLC” to “Selga Auto LLC” and to “the Corporation” to “Selga Inc.” or advise.

Response:

We revised to change references to “Selga LLC” to “Selga Auto LLC” and to “the Corporation” to “Selga Inc.” in the third paragraph under this heading, in the second paragraph under the heading “Agreement with Selga Auto LLC” on page 19, under the heading “Certain Relationships, Related Transactions” on page 22 and throughout the Amendment No. 3 to Registration Statement on Form S-1.

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Director Independence, page 21

Comment: 2

Under this heading, it appears that several pages of disclosure may have been inadvertently deleted. Please revise or advise.

Response:

Several pages of disclosure under this heading have been inadvertently deleted. We revised to include these pages in our Amendment No. 3 to Registration Statement on Form S-1.

Exhibit 23.2

Comment: 3

Please provide a currently dated signed consent on your amended filing.

Response:

We provided a currently dated signed consent in our Amendment No. 3 to Registration Statement on Form S-1.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/_ Olegs Petusko _____

Olegs Petusko, President

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